SNT CLEANING INC.
                  9012 - 100 Street, Westlock, Alberta, T7P 2L4
                  Telephone 780 349 1755 Facsimile 780 349 5414



VIA EDGAR ONLY

January 12, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Michelle Lacko and Amanda McManus

     Re: SNT Cleaning Inc.
         Registration Statement on Form S-1
         Filed July 16, 2008
         File Number: 333-152356

Dear Ms. Lacko and Ms. McManus;

In response to comments  received  to the  company on  December  18,  2008,  SNT
Cleaning Inc. has made changes to its filing and reposted as Form S-1/A Amendment No. 6. The changes made are detailed in this letter.

1. We have revised financial information throughout the filing to include the period ended August 31, 2008.

2. We have amended the registration statement in note 2 on page F-6 showing that the company has elected a May 31 year-end.

3. Upon review the company has determined that Rule 430A is not appropriate and has amended the undertakings to include the undertakings required for Rule 430C.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Robert Denman
---------------------------
ROBERT DENMAN